UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

The first, second and third paragraphs and “Forward Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163 and 333-248479) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by CollPlant Biotechnologies Ltd. entitled “CollPlant and United Therapeutics Announce Exercise of Option that will Expand their Collaboration to Include 3D Bioprinting of Human Kidneys for Transplant.”

Exhibit

99.1	Press Release, dated September 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: September 21, 2020	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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